UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 8, 2017

JAGUAR ANIMAL HEALTH, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36714	46-2956775
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Mission Street, Suite 2375 San Francisco, California	94105
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (415) 371-8300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01              Entry into a Material Definitive Agreement.

On February 8, 2017, Jaguar Animal Health, Inc. (the “Jaguar”) announced that it had entered into a binding agreement of terms (the “Agreement”) to merge with Napo Pharmaceuticals, Inc. (“Napo”). The transaction was approved by the unanimous vote of independent and disinterested members of each of Jaguar’s and Napo’s Board of Directors. Napo will operate as a wholly-owned subsidiary of Jaguar, focused on human health.

The binding financial terms of the merger include a 3-to-1 Napo-to-Jaguar value ratio to calculate the relative ownership of the combined entity. As of January 31, 2017, Napo owned approximately 19% of Jaguar’s outstanding shares of common stock.

The Agreement sets forth the financial terms of the merger and customary conditions to closing, which include but are not limited to completion of due diligence, receipt of a fairness opinion, and stockholder and other approvals. Additionally, the financial terms of the merger and conditions to closing include provisions that (i) Napo’s secured convertible debt shall not exceed $10.0 million and its unsecured debt shall not exceed $3.0 million, and (ii) a third party will invest $3.0 million in Jaguar for approximately four million shares of newly issued common stock of Jaguar with the investment proceeds loaned to Napo immediately prior to the consummation of the merger. The Agreement also provides that if the merger fails to close for any reason on or prior to July 31, 2017, other than as a result directly or indirectly of (x) lack of stockholder approval by either party or (y) Napo (i) failing to perform in accordance with the terms and conditions of the Agreement or (ii) failing to abide by or breaching the provisions or representations, warranties and covenants of the Agreement or the merger documents, then, on or before the close of business on August 7, 2017, Jaguar will be required to issue 2,000,000 shares of its restricted common stock to Napo.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

Jaguar issued a press release announcing Jaguar’s entry into the Agreement. Jaguar is furnishing a copy of the press release, which is attached as Exhibit 99.1 to this Form 8-K.

Jaguar will host a conference call to discuss the merger as follows:

Thursday, February 9, 2017 at 9:00 a.m. Eastern Time

Domestic:	1-877-397-0292 (Toll Free)
International:	1-719-325-4748
Conference ID:	5454426
Webcast:	http://phx.corporate-ir.net/phoenix.zhtml?c=253723&p=irol-irhome

Replays — Available through February 16, 2017

Domestic:	1-844-512-2921
International:	1-412-317-6671
Conference ID:	5454426

Webcast (available through May 10, 2017): http://phx.corporate-ir.net/phoenix.zhtml?c=253723&p=irol-irhome

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

Exhibit No.	Description
10.1	Binding Agreement of Terms for Jaguar Animal Health, Inc. Acquisition of Napo Pharmaceuticals, Inc., dated February 8, 2017, between Jaguar Animal Health, Inc. and Napo Pharmaceuticals, Inc.

99.1	Jaguar Animal Health, Inc. Press Release dated February 8, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JAGUAR ANIMAL HEALTH, INC.

By:	/s/ Karen S. Wright
	Name:	Karen S. Wright
	Title:	Chief Financial Officer

Date: February 8, 2017

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